Sub-Item 77C

A special meeting of the stockholders of Sequoia Fund, Inc. (the "Fund") was held on April 13, 2017. At the meeting, the stockholders were asked to consider and vote upon the approval of a new investment advisory contract between the Fund and Ruane, Cunniff & Goldfarb Inc. A majority of the outstanding voting securities of the Fund, as defined in the Investment Company Act of 1940, voted in favor of approving the new investment advisory contract as follows: 13,176,505 shares voted in favor, 423,217 shares voted against, and 239,672 shares abstained.